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                               June 12, 2023

       Fauston Zanetton
       Chief Financial Officer
       Iconic Sports Acquisition Corp.
       190 Elgin Avenue
       KY1-9008
       Cayman Islands

                                                        Re: Iconic Sports
Acquisition Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 001-40953

       Dear Fauston Zanetton:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       General

   1. With a view toward enhanced disclosure, please tell us whether your sponsor is, is controlled by, or has
substantial ties with a non-U.S. person.

                                                        If so, please provide
disclosure in future filings that explains how this fact could impact your ability to
complete your initial business combination. For instance, your disclosure should address each of
the following points.

                                                              Discuss the risk
to investors that you may not be able to complete an initial business combination with a
U.S. target company if the transaction becomes subject to review by a U.S.
government entity, such as the Committee on Foreign Investment in the
                                                            United States
(CFIUS), or ultimately prohibited.
 Fauston Zanetton
Iconic Sports Acquisition Corp.
June 12, 2023
Page 2
                Explain that as a result, the pool of potential targets with which you could complete an initial business combination may be limited.

                Explain that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.

                Discuss the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants that would expire worthless.

         Please include an example of your intended disclosure in your response.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or
Gus
Rodriguez, Staff Accountant, at (202) 551-3752 with any questions.



FirstName LastNameFauston Zanetton                             Sincerely,
Comapany NameIconic Sports Acquisition Corp.
                                                               Division of
Corporation Finance
June 12, 2023 Page 2                                           Office of Energy
& Transportation
FirstName LastName